United States securities and exchange commission logo





                            June 9, 2021

       Julien Gander, LL.M.
       General Counsel
       Molecular Partners AG
       Wagistrasse 14
       8952 Z  rich-Schlieren
       Switzerland

                                                        Re: Molecular Partners
AG
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 9, 2021
                                                            File No. 333-255447

       Dear Mr. Gander:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Use of Proceeds, page 83

   1. We note your disclosure that you intend to advance the development of your infectious disease program
including the expansion of your research and development activities for
                                                        COVID-19 antiviral
therapeutic product candidates using the proceeds of this offering.
                                                        Please revise to
disclose an estimate of how far in the development of your infectious disease program the
proceeds from this offering will allow you to reach, including the development of a
certain number of additional products, specific phases of clinical trials or preclinical
testing.
 Julien Gander, LL.M.
Molecular Partners AG
June 9, 2021
Page 2
Swiss Tax Implications for U.S. Holders, page 234

2. We note that the tax opinion filed as Exhibit 8.1 appears to be a short-form tax opinion.
      Please revise this section in your filing to clearly identify that the "Swiss Tax Implications for U.S. Holders" disclosure is the opinion of the counsel or accountant. Please revise the opinion to also include a similar statement. Counsel or the accountant must opine on the tax consequences of the offering, not the manner in which those consequences are described in the prospectus. For guidance, refer to Sections III.B.2 and III.C.2 of Staff
      Legal Bulletin No. 19.
       You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameJulien Gander, LL.M.
                                                             Division of
Corporation Finance
Comapany NameMolecular Partners AG
                                                             Office of Life
Sciences
June 9, 2021 Page 2
cc:       Ryan Sansom, Esq.
FirstName LastName